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August 18, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Amanda Ravitz, Branch Chief - Legal

Re:    TOP Ships Inc.
Registration Statement on Form F-3
Filed August 4, 2009
File No. 333-161022

Dear Ms. Ravitz:

TOP Ships Inc. (the "Company") filed its registration statement, including exhibits thereto, on Form F-3 (the "Registration Statement"), with the Securities and Exchange Commission (the "SEC") on August 4, 2009.  By letter dated August 14, 2009 (the "Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Registration Statement.  Concurrently with the filing of this letter the Company is filing Amendment Number 1 ("Amendment No.1") to the Registration Statement.

This letter responds to the Staff's comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

Plan of Distribution, page 14

1.
We note the disclosure that Hongbo Shipping Company Limited "may be deemed to be" an underwriter. Please revise here and on the prospectus cover page to affirmatively identify Hongbo Shipping as an underwriter.

The Company has revised the disclosure in the prospectus cover page and the Plan of Distribution to affirmatively identify the selling shareholder,  identified as Hongbo Shipping Company Limited on the prospectus cover page, as well as any broker-dealers or agents who participate in the distribution of the common shares,  as "underwriters" within the meaning of the Securities Act of 1933.

Securities and Exchange Commission
August 18, 2009

Exhibit 5.1

2.	Please have counsel define the term "Offering" in the third paragraph of the opinion as the term "Offering" is not defined elsewhere in the opinion.

The defined term "Offering" is no longer used in the revised opinion.

3.	Please have counsel delete assumption (ii) in the third paragraph. We view this statement as a legal conclusion that should be opined upon by legal counsel.

The entire paragraph containing this assumption has been deleted.

4.	Please have counsel delete the last paragraph on page one as it does not appear. this paragraph is applicable to this offering.

This paragraph containing our opinion number 1 has been modified as explained in our response to comment 5 below.

5.	Please have counsel revise the first paragraph on page two to opine that the Securities are fully paid and non-assessable as it appears that the Securities have already been issued.

Since the securities have already been issued, our opinion number 1 has been modified to state that the securities are validly issued, fully paid and non-assessable.

In addition,  the Company has made the following changes to Amendment No. 1: (i) added a reference to the preferred share purchase rights in the first paragraph of the prospectus cover page below the bolded heading and (ii) made typographical corrections.

We are providing a marked copy of the changes made in Amendment No. 1 as well as in the Exhibit 5.1 opinion via email.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Charles Cotter at (212) 574-1440 or Sri Katragadda at (212) 574-1675.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

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